NEWS RELEASE

December 3, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

ALMADEN RAISES $2.6 MILLION

Almaden Minerals Ltd. (TSX: AMM; AMEX:AAU; “Almaden”) has agreed to raise $2.6 million from a group of strategic investors. Upon completion of this offering, Almaden will have approximately $13.5 million in cash. Almaden also holds 1,597 ounces of gold in inventory currently valued at approximately $1.9 million which the Company produced from it’s Elk Mine in the 1990s.

The funds will be raised by way of a non-brokered private placement by the issuance of 3.06 million units (“Units”) at $0.85 per Unit. Each Unit will consist of one common share and a half non-transferable common share purchase warrant (“Warrant”). Each whole Warrant will allow the holder to purchase one common share for a period of 24 months at a price of $1.40 per common share. A finder’s fee will be paid on most of the offering of 6% in cash and 8% in finder’s warrants to purchase Units.

Almaden will use the funds to strengthen its treasury and for future prospect generation expenditures, including early stage exploration on current projects, and for the acquisition of future projects. The Company has projects in Canada, USA and Mexico that it is advancing with early stage exploration work. Those projects that are found to have merit will then be optioned to third parties for further work.

Morgan J. Poliquin, President and CEO of Almaden noted that “We were approached by a small group of strategic investors who plan to be long term shareholders of the Company and that are excited about the prospect generation process that Almaden follows. We are convinced that these investors will support the Company in future financings and in generating future support for the Company.”

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.